FOR IMMEDIATE RELEASE
Bank of Montreal announces preferred share issue
TORONTO, January 08, 2007 — Bank of Montreal (TSX, NYSE: BMO) today announced a domestic public offering of $350 million of Non-Cumulative Perpetual Class B Preferred Shares Series 13 (the “Preferred Shares”).
The Bank will issue 14 million Preferred Shares to the public at a price of $25.00 per Preferred Share and holders will be entitled to receive non-cumulative preferential quarterly dividends as and when declared by the board of directors of the Bank, payable in the amount of $0.28125 per Preferred Share, to yield 4.50 per cent annually.
Subject to regulatory approval, on or after February 25, 2012, the Bank may redeem the Preferred Shares in whole or in part at a declining premium.
The offering will be underwritten by a syndicate led by BMO Capital Markets. The anticipated closing date is January 17, 2007.
The net proceeds from the offering will be used by the Bank to increase its capital base and for general corporate purposes.
The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell in the United States.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $320 billion as at October 31, 2006, and 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions.
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Contacts:
Media Relations:
Ralph Marranca, Toronto — ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal — ronald.monet@bmo.com, 514-877-1101
Investor Relations:
Steven Bonin, Director — steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager — krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com